# PALMETTO ADVISORY GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

## ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 9,670 |
| Commissions receivable | | 9,501 |
| Other assets | | 185 |
| | | |
| TOTAL ASSETS | $ | 19,356 |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---:|
| LIABILITIES: | | |
| Accrued expenses | $ | 2,500 |
| Total liabilities | | 2,500 |
| | | |
| MEMBERS' EQUITY: | | |
| Total Equity | | 16,856 |
| | | |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 19,356 |

See notes to financial statements.